BROADCAST INTERNATIONAL, INC.

7050 Union Park Center, Suite 600

Midvale, Utah 84047

January 12, 2009

Mr. Ronald E. Alper

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Broadcast International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

File No. 000-13316

Dear Mr. Alper:

This letter is submitted on behalf of Broadcast International, Inc. (“Broadcast” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008,  the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as set forth in your letter to Rodney M. Tiede, dated December 22, 2008.  For your convenience, we have restated the comments in full, followed by the Company’s responses.

The Company hereby confirms that it will comply with the staff’s comments in all future filings, as applicable.  The Company’s responses below establish in detail how the Company intends to comply with the comments in such future filings.

General

1.

Please tell us how you determined that you are eligible to check the box on the cover page of your Form 10-K indicating that you are a “smaller reporting company.” In this regard, please refer to Item 10(f)(2) of Regulation S-K, which states that an issuer that falls within the definition of smaller reporting company as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year reflects this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year.

You appear to have reflected this determination in this Form 10-K, as opposed to in the Form 10-Q for the first fiscal quarter of 2008. Please advise.

Response:

The box on the cover page of the Form 10-K was checked in error.  The “non-accelerated filer” box should have been checked, and the Company complied with all requirements applicable to a non-accelerated filer in the Form 10-K.  On June 30, 2007, the market value of unaffiliated shares of the Company’s stock was $26,677,463, thereby resulting in the Company’s qualification as a smaller reporting company for the fiscal year ended December 31, 2008.  The Company checked the appropriate “smaller reporting company” box in the Form 10-Q for the quarter ended March 31, 2008 and subsequent periods.

2.

We note that your 2008 definitive proxy statement is available on your website but we do not see it filed on EDGAR.  Considering you are subject to the reporting obligations of Regulation 14A, please advise us as to why this submission has not been filed.

Response:

Broadcast elected voluntarily to implement the new e-proxy rules in connection with its Annual Meeting of Shareholders held on October 29, 2008.  Because of the new implementation, the Company engaged Broadridge to assist in complying with the e-proxy regulations.  Due to a misunderstanding between the Company and Broadridge, the Company believed that Broadridge was going to complete all SEC filing obligations, including submission of the definitive proxy materials on EDGAR.  Consequently, the definitive proxy statement was not filed at such time.  The Company has corrected the inadvertent oversight by filing the definitive proxy statement via EDGAR on January 8, 2009.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 25

3.

We note your indication that you rely upon external funding to meet your working capital needs and that your monthly operating expenses currently exceed your monthly net sales by approximately $350,000 per month.  Please revise this disclosure to state exactly how long you expect the funds you raised through the recent sales of common stock and convertible debt will last before you will need to seek additional funding and from what sources you would expect to obtain this additional funding.  Please also discuss whether your estimate of monthly operating expenses includes the $2 million you estimate you will incur annually in research and development expenses in order for you to pursue commercial applications for your technology.

Response

We will revise our discussion of the need for additional working capital in substantially the following manner:

“Our monthly operating expenses, including our CodecSys technology research and development expenses, currently exceed our monthly net sales by approximately $350,000 per month.  Given this operating deficit, we estimate that our currently available capital resources will be exhausted in approximately 24 to 36 months.  This estimate, however, is subject to change as we make strategic operating decisions from time to time and as our expenses and sales fluctuate from period to period.  Moreover, the amount of our operating deficit could increase significantly depending on decisions to accelerate development activities or otherwise increase expenses, thereby accelerating our need for additional capital.  We expect our operating expenses will continue to outpace our net sales until we are able to generate additional revenue.  Our business model contemplates that sources of additional revenue include (i) sales from our private communication network services, (ii) sales resulting from new customer contracts, and (iii) sales, licensing fees and/or royalties related to commercial applications of our CodecSys technology, including from our IBM license agreement.

[Note to Staff: The Company believes the foregoing estimated range of 24 to 36 months is as exact as possible given the numerous factors, dynamics and variables that affect this estimate.  Broadcast maintains that any more precise timing prediction could have the potential to be more misleading than informative.  Furthermore, Broadcast maintains the ability to slow expenses over time and expand its financing horizon if future funding sources do not appear to be available.]

Our long-term liquidity is dependent upon execution of our business model and the realization of additional revenue and working capital as described above, and upon capital needed for continued commercialization and development of the CodecSys technology.  Commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually for the foreseeable future.  This estimate will increase or decrease depending on specific opportunities and available funding.

To date, we have met our working capital needs primarily through funds received from sales of our common stock and from convertible debt financings.  Until our operations become profitable, we must continue to rely on external funding.  We expect additional investment capital to come from (i) the exercise of outstanding warrants to purchase our capital stock currently held by existing warrant holders; (ii) additional private placements of our common stock with existing and new investors; and (iii) the private placement of securities with institutional investors similar to those institutions that have provided funding in the past.

Item 9A(T). Controls and Procedures, page 29

4.

We note your disclosure that your “chief executive officer and chief financial officer concluded that [your] disclosure controls and procedures, as of December 31, 2007, were effective in ensuring that the information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported with the time periods required by the SEC’s rules and forms.”  As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition.  As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response

We will revise our disclosures regarding disclosure controls and procedures in substantially the following format:

“Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2007, were effective in ensuring that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and in ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Limitations on Control and Procedures, page 30

5.

The limitations on the effectiveness of controls may be read to limit your conclusion as to effectiveness.  Please revise to clarify that despite such limitations, your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls were effective or provide additional disclosure if you are unable to make that determination.

Response

We will revise our discussion regarding the limitations on control and procedures in substantially the following manner:

“The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time.  Because of these limitations, any system of disclosure controls and procedures or internal control over financial reporting may not be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

The foregoing limitations do not qualify the conclusions set forth above by our chief executive officer and our chief financial officer regarding the effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2007.”

Item 11. Executive Compensation, page 35

Compensation, Discussion and Analysis, page 35

Overview of Compensation Program, page 35

Executive Compensation Policy, page 36

6.

You state that “[i]n making compensation decisions, the compensation committee compares each element of total compensation against companies referred to as the ‘compensation peer group.’  The compensation peer group is a group of companies that the compensation committee selected from readily available information about small companies engaged in similar businesses and with similar resources.  The compensation committee selected these companies from research on its own and with limited consultation with outside consultants given the size of the company and its resources to retain such experts.”  Please elaborate to describe the types of companies you selected and how you determined that the companies you selected were appropriate for you to draw your comparisons.

Response:

The discussion regarding compensation peer group will be expanded to read substantially as follows:

“in making compensation decisions, the compensation committee compares each element of total compensation against companies referred to as the ‘compensation peer group.’  The compensation peer group is a group of companies that the compensation committee selected from readily available information about small companies engaged in similar businesses and with similar resources.  The compensation committee selected these companies from research on its own and with limited consultation with outside consultants given the size of the company and its resources to retain such experts.  The types of companies selected for the peer group included publicly-traded technology development companies in the software industry.  In two instances, software development companies in the video compression industry were selected, but since there are relatively few companies in this rather narrow field of software development, additional software development companies engaged in development of non-related software were also selected.  The compensation committee determined these companies were appropriate for inclusion in the peer group because of the similar nature of their businesses and their general stage of development and financial resources.”

Role of Executive Officers in Compensation Decisions, page 36

7.

Please discuss the bases for the compensation committee’s “discretion in modifying any recommended adjustments or awards to executives.”

Response

The discussion of the executive officers role in compensation decisions will be expanded substantially as follows:

“The compensation committee is charged with the responsibility of ensuring a consistent compensation plan throughout the company and providing an independent evaluation of the proposed adjustments or awards at all levels of management.  As such, the compensation committee has determined that it must have the discretion to modify or adjust proposed awards and changes to management compensation to be able to satisfy this responsibility.”

2007 Executive Compensation Components, page 37

Performance-Based Incentive Compensation, page 37

8.

You state that “the CEO and CFO were awarded bonus amounts payable in 2008 and were awarded based on the achievement of specific benchmarks related to progress in development of the commercialization of our CodecSys technology and in completion of funding activities which allowed increased resources to be devoted to CodecSys development and business operations.”  Please revise to discuss in greater detail the specific targets that were expected to be achieved for your named executive officers to earn their annual bonus in 2007.  If they were objective in nature, please state this.

Response

The discussion of performance-based incentive compensation will be revised substantially as follows:

“Performance-based Incentive Compensation.  Annual incentives for the executive officers are intended to recognize and reward those employees who contribute meaningfully to an increase in shareholder value and move the company toward profitability.  For 2007, other than the foregoing, there were no specific benchmarks or stated objectives established in the beginning of the year for the CEO and CFO to achieve in order to be awarded bonuses. The CEO and CFO were awarded bonus amounts with respect to the company’s performance in 2007 (payable in 2008) based on specific achievements related to progress in development of the commercialization of our CodecSys technology and in completion of funding activities which allowed increased resources to be devoted to CodecSys development and business operations.  The most important achievement in the development of our CodecSys technology was the negotiation and execution of a license agreement with IBM for porting of our technology to the IBM Cell BE platform, thereby allowing the company to be the exclusive supplier of compression technology to such hardware platform.  The CEO and CFO were also instrumental in completing a private placement of common stock which raised in excess of $5,000,000 and in completing a private placement of a convertible note and related securities which resulted in financing of $15,000,000.  The completion of these two funding activities provided the company with sufficient funds to increase the level of development to shorten the time to market for our CodecSys technology.  Actual bonuses payable for 2008 will depend on the level of achievement of performance objectives established for the executive officers for the coming year.”

Potential Payments Upon Termination or Change of Control, page 40

9.

We note that you have an employee severance plan.  Please include the disclosure required by Item 402(q)(2) of Regulation S-K or tell us why you have not provided this disclosure.  You should consider providing this disclosure in tabular form.

Response

The Company notes that Item 402(q)(2) of Regulation S-K applies to smaller reporting companies.  As indicated above, Broadcast followed the reporting requirements applicable to a non-accelerated filer, other than a smaller reporting company.  Therefore, Broadcast sought to comply with Item 402(j) of Regulation S-K.

In providing the disclosures required by Item 401(j), the Company did not intend to imply that it had a specific severance plan that covered all such disclosures.  In fact, Broadcast maintains no severance plan other than as fully disclosed in the Form 10-K, which report identifies payments and benefits from various sources.  The potential payments and benefits upon termination, death, disability or change of control, as described in this section, result solely from the following: (i) termination payments including salary and unused vacation result from generally applicable employment laws and payroll practices applicable to all employees; (ii) termination benefits under the Company’s stock option plan are determined by the plan itself and are available to all employee participants thereunder; (iii) termination benefits under the Company’s 401(k) plan are determined by ERISA requirements and the plan itself and are available to all employee participants thereunder; (iv) death and disability benefits are available only under any group life or disability insurance plan that Broadcast may have in effect from time to time, which included the group term life insurance plan disclosed in the report that operates without discrimination in favor of all employee participants; and (v) change of control benefits result solely from the terms of the two named executive officers’ employment agreements disclosed in the report under the heading “Employment Contracts.”

The Company believes it has complied fully with Item 402(j), including the instructions related thereto.

Item 12.  Security Ownership of Certain Beneficial Owners and Management, page 43

10.

Disclose, by footnote or otherwise, the natural person(s) who control Castlerigg Master Investments Ltd.  If they are a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response

The Company will include, by footnote, language to the following effect, consistent with the disclosures contained in Castlerigg’s Schedule 13D filings:

“Castlerigg Master Investments Ltd. (“CMI”) is a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International Limited (“CIL”) is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International Holdings Limited (“CIHL”) is the controlling shareholder of CMI and CIL is the controlling shareholder of CIHL. Sandell Asset Management Corp. (“SAMC”) is the discretionary investment manager of CIL, CIHL and CMI. Thomas Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC.”

In addition, please be advised that Broadcast acknowledges the following:

(i)

The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

(ii)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded fully to all of the issues raised by the Commission.  If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call.

Sincerely,

/s/ James E. Solomon

James E. Solomon

Chief Financial Officer

cc:  Chuck Roe

       David Angerbauer